CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee
Leveraged Equity Barrier Notes Linked to the Nikkei 225 Index due November 10, 2017	$12,600,000	$1,464.12(1)

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-191250,

333-191250-01

PrICING SUPPLEMENT DATED NOVEMBER 5, 2014
TO THE PROSPECTUS DATED SEPTEMBER 19, 2013

AND THE PRODUCT PROSPECTUS SUPPLEMENT DATED SEPTEMBER 23, 2013

US$12,600,000

Nomura America Finance, LLC

Senior Global Medium-Term Notes, Series A

Fully and Unconditionally Guaranteed by Nomura Holdings, Inc.

Leveraged Equity Barrier Notes Linked to the Nikkei 225 Index due November 10, 2017

•	Nomura America Finance, LLC is offering the leveraged equity barrier notes linked to The Nikkei Stock Average, more commonly known as the Nikkei 225 Index (which we refer to as the “index”), due November 10, 2017 (which we refer to as the “notes”) described below. The notes are unsecured securities. All payments on the notes are subject to our credit risk and that of the guarantor of the notes, Nomura Holdings, Inc.

•	The notes provide exposure to the performance of the index during the term of the notes, subject to the terms described in this pricing supplement and in the accompanying product prospectus supplement and prospectus.

•	The notes will not bear any interest.

•	At maturity:

•	if the reference asset performance on the final valuation date is greater than 0%, the cash settlement amount for each $1,000 principal amount of notes will be the sum of (x) $1,000 and (y) the product of (i) $1,000, (ii) the upside participation rate and (iii) the reference asset performance, subject to the cap of $1,385.46;

•	if the reference asset performance on the final valuation date is equal to or less than 0% but equal to or greater than -25%, the cash settlement amount for each $1,000 principal amount of notes will be $1,000; or

•	if the reference asset performance on the final valuation date is less than -25%, the cash settlement amount for each $1,000 principal amount of notes will be the sum of (x) $1,000 and (y) the product of (i) $1,000 and (ii) the reference asset performance. Therefore, if the closing value of the index on the final valuation date is less than 75% of the initial value of the index, you will lose a substantial portion, and may lose all, of your investment in the notes.

•	The notes are not ordinary debt securities; you could lose your entire investment in the notes. In addition, you will not benefit from any increase in the closing value of the index at any time other than on the final valuation date, and your participation in any increase in the closing value of the index on the final valuation date will be limited due to the cap. You should carefully consider whether the notes are suited to your particular circumstances.

Issuer:	Nomura America Finance, LLC (“we” or “us”)
Guarantor:	Nomura Holdings, Inc. (“Nomura”)
Principal Amount:	US$12,600,000 (the principal amount of the notes may be increased if we, in our sole discretion, decide to sell an additional amount of the notes on a date subsequent to the trade date).
Interest:	The notes will not bear any interest.
Reference Asset:	The Nikkei 225 Index, a stock index calculated, published and disseminated by Nikkei Inc. that measures the composite price performance of selected Japanese stocks, as described below under “Nikkei 225 Index.” The index may be subject to adjustments as described under “General Terms of the Notes—Modification of the Reference Asset or Unavailability of the Price or Level of the Reference Asset” in the accompanying product prospectus supplement. The index is referred to as a reference asset in the accompanying product prospectus supplement.
Original Issue Date:	November 10, 2014
Stated Maturity Date:	November 10, 2017. The actual maturity date for your notes may be different if adjusted as described under “General Terms of the Notes—Market Disruption Events” in the accompanying product prospectus supplement.
Final Valuation Date:	November 6, 2017, subject to postponement as described under “General Terms of the Notes—Market Disruption Events” in the accompanying product prospectus supplement.
Initial Value:	16,937.32, the closing value of the reference asset on the trade date.
Final Value:	The closing value of the reference asset on the final valuation date.
Closing Value:	The closing value of the reference asset on any day is the closing level of the reference asset on such day, as described under “General Terms of the Notes—Special Calculation Provisions—Closing Level” in the accompanying product prospectus supplement.
Cash Settlement Amount:

The cash settlement amount will depend on the reference asset performance (including whether the participation trigger has occurred). The cash settlement amount that will be paid for each $1,000 principal amount of the notes on the maturity date will be an amount in cash equal to:

•     if the reference asset performance on the final valuation date is greater than 0%, the sum of (x) $1,000 and (y) the product of (i) $1,000, (ii) the upside participation rate and (iii) the reference asset performance; provided that in no event will the cash settlement amount exceed the cap;

•     if the reference asset performance on the final valuation date is equal to or less than 0% and a participation trigger has not occurred, $1,000; or

•     if the reference asset performance on the final valuation date is less than 0% and a participation trigger has occurred, the sum of (x) $1,000 and (y) the product of (i) $1,000 and (ii) the reference asset performance.

If the reference asset performance on the final valuation date is less than 0% and a participation trigger has occurred, the cash settlement amount payable on your notes on the maturity date will be less than the principal amount of your notes and may be $0. The cash settlement amount, however, will never be less than $0.

Reference Asset Performance:	The reference asset performance on the final valuation date will be equal to (i)(a) the final value minus (b) the initial value, divided by (ii) the initial value, expressed as a positive or negative percentage.
Cap:	$1,385.46
Participation Trigger:	A participation trigger will occur if the final value is less than 75% of the initial value (i.e., if the reference asset performance on the final valuation date is less than -25%).
Upside Participation Rate:	125%
Participation Trigger Monitoring Period:	The final valuation date, subject to adjustment as described under “General Terms of the Notes—Market Disruption Events” in the accompanying product prospectus supplement.

PS-2

Monitoring Type:	Closing value monitoring, as described under “General Terms of the Notes—Monitoring” in the accompanying product prospectus supplement.
Denominations:	$1,000 and integral multiples thereof
Defeasance:	Not applicable
Program:	Senior Global Medium-Term Notes, Series A
CUSIP No.:	65539ABH2
ISIN No.:	US65539ABH23
Currency:	U.S. dollars
Calculation Agent:	Nomura Securities International, Inc.
Paying Agent and Transfer Agent:	Deutsche Bank Trust Company Americas
Clearance and Settlement:	DTC (including through its indirect participants Euroclear and Clearstream, as described under “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus)
Trade Date:	November 5, 2014
Minimum Initial Investment Amount:	$10,000
Public Offering Price:	100.00%
Listing:	The notes will not be listed on any securities exchange
Distribution Agent:	Nomura Securities International, Inc.

Investing in the notes involves certain risks, including our and Nomura’s credit risk. You should carefully consider the risk factors under “Additional Risk Factors Specific to Your Notes” beginning on page PS-5 of this pricing supplement, under “Additional Risk Factors Specific to the Notes” beginning on page PS-11 of the accompanying product prospectus supplement, under “Risk Factors” beginning on page 7 in the accompanying prospectus, and any risk factors incorporated by reference into the accompanying prospectus before you invest in the notes.

The estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by Nomura Securities International, Inc.) was equal to approximately $949.70 per $1,000 face amount, which is less than the original issue price.

We expect delivery of the notes will be made against payment therefor on or about the original issue date specified above.

The notes will be our unsecured obligations. We are not a bank, and the notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Price to Public	Agent’s Commission	Proceeds to Issuer
Per Note	100.00%	2.80%	97.20%
Total	$12,600,000	$352,800	$12,247,200

The agent will purchase the notes from us at the price to the public less the agent’s commission. The price to public, agent’s commission and proceeds to issuer listed above relate to the notes we sell initially. We may decide to sell additional notes after the trade date but prior to the original issue date, at a price to public, agent’s commission and proceeds to issuer that differ from the amounts set forth above.

We will use this pricing supplement in the initial sale of the notes. In addition, Nomura Securities International, Inc. or another of our affiliates may use this pricing supplement in market-making transactions in the notes after their initial sale. Unless we inform or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

Nomura

PS-3

ADDITIONAL INFORMATION

You should read this pricing supplement together with the prospectus, dated September 19, 2013 (the “prospectus”), and the product prospectus supplement, dated September 23, 2013 (the “product prospectus supplement”), relating to our Senior Global Medium-Term Notes, Series A, of which these notes are a part. In the event of any conflict, the terms of this pricing supplement will control.

This pricing supplement, together with the prospectus and the product prospectus supplement, contains the terms of the notes. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the accompanying prospectus, dated September 19, 2013, under “Additional Risk Factors Specific to the Notes” in the accompanying product prospectus supplement, dated September 23, 2013, and under “Additional Risk Factors Specific to Your Notes” in this pricing supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. This pricing supplement is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement is current only as of its date.

Our central index key, or “CIK,” on the SEC website is 0001383951. Alternatively, Nomura will arrange to send you these documents if you so request by calling (212) 667-1928 or e-mailing fidsalessupport@us.nomura.com.

You may access the prospectus and the product prospectus supplement on the SEC web site at www.sec.gov as follows:

•	Prospectus, dated September 19, 2013:

http://www.sec.gov/Archives/edgar/data/1163653/000119312513371180/d574488df3asr.htm

•	Product prospectus supplement, dated September 23, 2013

http://www.sec.gov/Archives/edgar/data/1163653/000119312513374860/d599177d424b3.htm

PS-4

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

  An investment in your notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying prospectus, dated September 19, 2013, and under “Additional Risk Factors Specific to the Notes” in the accompanying product prospectus supplement, dated September 23, 2013. You should carefully consider whether the notes are suited to your particular circumstances. Your notes are not secured debt.

Please note that in this section entitled “Additional Risk Factors Specific to Your Notes,” references to “holders” mean those who own notes registered in their own names on the books that we, Nomura or the trustee, maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company (“DTC”) or another depositary. Owners of beneficial interests in the notes should read the section entitled “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

This pricing supplement should be read together with the accompanying prospectus and the accompanying product prospectus supplement. The information in the accompanying prospectus and the accompanying product prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this pricing supplement. We urge you to read all of the following information about all of the risks associated with the notes, together with the other information in this pricing supplement, the accompanying prospectus and the accompanying product prospectus supplement before investing in the notes.

You Are Subject to Nomura’s Credit Risk, and the Value of Your Notes May Be Adversely Affected by Negative Changes in the Market’s Perception of Nomura’s Creditworthiness

By purchasing the notes, you are making, in part, a decision about Nomura’s ability to pay you the amounts you are owed pursuant to the terms of your notes. Substantially all of our assets consist of loans to and other receivables from Nomura and its subsidiaries. Our obligations under your notes are guaranteed by Nomura. Therefore, as a practical matter, our ability to pay you amounts we owe on the notes is directly or indirectly linked solely to Nomura’s creditworthiness. In addition, the market’s perception of Nomura’s creditworthiness generally will directly impact the value of your notes. If Nomura becomes or is perceived as becoming less creditworthy following your purchase of notes, you should expect that the notes will decline in value in the secondary market, perhaps substantially. If you sell your notes in the secondary market in such an environment, you may incur a substantial loss.

The Estimated Value of Your Notes at the Time the Terms of Your Notes Were Set on the Trade Date (as Determined by Reference to Our Pricing Models) Is Less Than the Original Issue Price of Your Notes

The original issue price for your notes exceeded the estimated value of your notes as of the time the terms of your notes were set on the trade date, as determined by reference to our pricing models. Such estimated value is set forth on the front cover of this pricing supplement. After the trade date, the estimated value, as determined by reference to these pricing models, may be affected by changes in market conditions, our and Nomura’s creditworthiness and other relevant factors. If Nomura Securities International, Inc. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which Nomura Securities International, Inc. will buy or sell your notes at any time also will reflect, among other things, its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes were set on the trade date, as disclosed on the front cover of this pricing supplement, our pricing models will consider certain variables, including principally Nomura’s internal funding rates, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. In addition, our internal funding rate used in our models generally results in a higher estimated value of your notes than would result if we estimated the value using our credit spreads for our conventional fixed rate debt. As a result, the actual value you would receive if you sold your notes in the secondary market may differ, possibly even materially, from the estimated value of your notes that was determined by reference to our pricing models as of the time the terms of your notes were set on the trade date due to, among other things, any differences in pricing models, third-parties’ use of our credit spreads in their models, or assumptions used by other market participants.

The difference between the estimated value of your notes as of the time the terms of your notes were set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to our affiliates and the amounts our affiliates pay to us in connection with their agreement to hedge our obligations on your notes.

PS-5

Because Nomura Is a Holding Company, Your Right to Receive Payments on Nomura’s Guarantee of the Notes is Subordinated to the Liabilities of Nomura’s Other Subsidiaries

The ability of Nomura to make payments, as guarantor, on the notes, depends upon Nomura’s receipt of dividends, loan payments and other funds from subsidiaries. In addition, if any of Nomura’s subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets, and Nomura’s rights and the rights of Nomura’s creditors, including your rights as an owner of the notes, will be subject to that prior claim.

Nomura’s subsidiaries are subject to various laws and regulations that may restrict Nomura’s ability to receive dividends, loan payments and other funds from subsidiaries. In particular, many of Nomura’s subsidiaries, including its broker-dealer subsidiaries, are subject to laws and regulations, including regulatory capital requirements, that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. For example, Nomura Securities Co., Ltd., Nomura Securities International, Inc., Nomura International plc and Nomura International (Hong Kong) Limited, Nomura’s main broker-dealer subsidiaries, are subject to regulatory capital requirements that could limit the transfer of funds to Nomura. These laws and regulations may hinder Nomura’s ability to access funds needed to make payments on Nomura’s obligations.

You May Lose Your Entire Investment in the Notes

You may lose all or substantially all of your investment in the notes. If the participation trigger occurs, the cash settlement amount payable on the notes on the maturity date will be less than the principal amount. More specifically, under such circumstances, you will lose 1% of the principal amount of your notes for every 1% that the reference asset performance is below 0% on the final valuation date. You should not invest in the notes unless you can withstand the loss of some or all of your investment in the notes.

Your Potential Payment at Maturity Will be Limited Due to the Cap

The cash settlement amount, if any, payable at maturity for each $1,000 principal amount of the notes will not exceed the cap of $1,385.46. The notes may provide less opportunity to participate in the appreciation of the index than an investment in a security linked to the index providing full participation in such appreciation, as the return on the notes is capped at 38.546% of the principal amount. Accordingly, your return on the notes may be less than your return would be if you made an investment in a security linked to the index providing full participation in the positive performance of the index.

The Return on Your Notes Will Not Be Adjusted for Changes in the Japanese Yen/U.S. Dollar Exchange Rate

Your notes are linked to the index, with the underlying stocks that comprise the index traded in Japanese yen. However, the amount payable on your notes will not be adjusted for any changes in the Japanese yen/U.S. dollar exchange rate. The cash settlement amount payable on the maturity date will be based solely upon the reference asset performance on the final valuation date. Changes in the Japanese yen/U.S. dollar exchange rate, however, may reflect changes in the Japanese economy that, in turn, may affect the final value of the reference asset.

Your Investment in the Notes Will Be Subject to Risks Associated with Japanese Securities Markets

The underlying stocks that comprise the index have been issued by Japanese companies. An investment in securities linked to the value of Japanese equity securities involves particular risks. The Japanese securities markets may be more volatile than U.S. securities markets, and market developments may affect Japanese securities markets differently from the U.S. securities markets. Direct or indirect government intervention to stabilize Japanese securities markets, as well as cross shareholdings in Japanese companies, may affect trading prices and volumes in those markets. In addition, there is generally less publicly available information in the U.S. about Japanese companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and Japanese companies are subject to accounting, disclosure, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices in Japan are subject to political, economic, financial and social factors that may be unique to Japan. These factors, which could negatively affect the Japanese securities markets, include, among others, the possibility of recent or future changes in the economic and fiscal policies of the Japanese government, the possible imposition of, or changes in, currency exchange laws or other Japanese laws or restrictions applicable to Japanese companies or investments in Japanese equity securities, the possibility of fluctuations in the exchange rates between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disasters or adverse public health developments in the region. Moreover, the Japanese economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, trade surpluses or deficits, capital reinvestment, resources and self-sufficiency.

PS-6

There Are Potential Conflicts of Interest Between You and the Calculation Agent and Between You and Our Other Affiliates

The calculation agent will, among other things, determine the cash settlement amount on the notes. We have initially appointed our affiliate, Nomura Securities International, Inc., to act as the calculation agent. We may change the calculation agent after the original issue date without notice to you. For a fuller description of the calculation agent’s role, see “General Terms of the Notes—Role of Calculation Agent” in the accompanying product prospectus supplement. The calculation agent will exercise its judgment when performing its functions and will make any determination required or permitted of it in its sole discretion. For example, the calculation agent may have to determine whether a market disruption event affecting the index has occurred and may also have to determine the closing value in such case. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. All determinations by the calculation agent are final and binding on you absent manifest error. Since this determination by the calculation agent will affect the cash settlement amount on the notes, the calculation agent may have a conflict of interest if it needs to make a determination of this kind, and the cash settlement amount of your notes may be adversely affected. In addition, if the calculation agent determines that a market disruption event has occurred, it can postpone any relevant valuation date, which may have the effect of postponing the maturity date. If this occurs, you will receive the cash settlement amount, if any, after the originally scheduled maturity date but will not receive any additional payment or any interest on such postponed cash settlement amount.

We or our affiliates may have other conflicts of interest with holders of the notes. See “Additional Risk Factors Specific to the Notes—Our or Our Affiliates’ Business Activities May Create Conflicts of Interest” in the accompanying product prospectus supplement.

Changes That Affect the Index May Adversely Affect the Market Value of the Notes and the Amount You Will Receive at Maturity

The policies of the index sponsor concerning the calculation of the index, additions, deletions or substitutions of the components of the index and the manner in which changes affecting those components may be reflected in the index and could adversely affect the market value of the notes prior to maturity, and the cash settlement amount, if any, payable on the notes at maturity. The cash settlement amount, if any, payable on the notes, and the market value of the notes could also be adversely affected if the index sponsor changes these policies, for example, by changing the manner in which it calculates the index, or if the index sponsor discontinues or suspends calculation or publication of the index, in which case it may become difficult to determine the market value of the notes.

The Index Sponsor Will Not Have Any Role or Responsibilities with Respect to the Notes and Its Methodology May Change

The index sponsor will not have authorized or approved the notes, and will not be involved in any offering. The index sponsor will not have any financial or legal obligation with respect to the notes or the amounts to be paid to you, including any obligation to take our needs or your needs into consideration for any reason, including taking any corporate actions that might affect the value of the notes. The index sponsor may modify or change its current methodology for calculating the index in a way that affects your return on the notes. Holders will have no rights against the index sponsor, even if the index sponsor suspends the calculation of the index, adversely impacting the amount investors receive at maturity. No index sponsor will be responsible for, or participate in, the determination or calculation of the amounts receivable by holders of the notes. The index sponsor will not receive any of the proceeds from any offering of the notes, except to the extent that we are required to pay the index sponsor licensing fees.

The Index Sponsor May Discontinue Publication of the Index, and the Value of Your Notes May Be Adversely Affected In That Event

If the index sponsor discontinues publication of or otherwise fails to publish the index, the cash settlement amount you receive at maturity, if any, may be based on a successor or substitute index that the calculation agent determines is comparable to the discontinued index. If the calculation agent determines that no successor or substitute index is available, the calculation agent will calculate the level of the index. Such discontinuation or failure to publish the reference asset and the consequent adjustments may materially and adversely affect the value of the notes. We describe such discontinuation or failure to publish the reference asset and the consequent adjustments under “General Terms of the Notes—Modification of the Reference Asset or Unavailability of the Price or Level of the Reference Asset—Reference Assets Consisting of an Index” in the accompanying product prospectus supplement.

The Notes Will Not Bear Any Interest

You will not receive any interest payment on your notes. Even if the amount payable on your notes on the maturity date exceeds the principal amount of your notes, the overall return on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at the prevailing market rate.

PS-7

The Return on Your Notes Will Not Reflect Any Dividends Paid on the Underlying Stocks That Comprise the Index

The index sponsor calculates the level of the index by reference to the prices of the stocks included in the index, without taking into account the value of any dividends paid on those stocks. As a result, the return on your notes will not reflect the return you would realize if you actually owned the stocks included in the index and received the dividends paid on those stocks. As a holder of the notes, you will not receive any dividends that may be paid on any of the index stocks by the applicable index stock issuers and you will not have voting rights or any other rights that holders of those stocks may have.

The Market Value of Your Notes May Decrease at an Accelerated Rate as the Closing Value of the Index Approaches and Decreases Below the Participation Trigger

When the closing value of the index decreases to a level near the participation trigger (75% of the initial value), the market value of the notes may decrease at a greater rate than the level of the index. If the closing value of the index decreases to a level near or below the participation trigger, we expect that the market value of the notes will decrease, to reflect the fact that at maturity you may receive cash with a value that may be substantially less than the principal amount of your notes.

The Cash Settlement Amount on Your Notes Will Be Determined by the Closing Value of the Index on the Final Valuation Date, Subject to Certain Other Terms of Your Notes

The cash settlement amount, if any, that will be paid on your notes on the maturity date will be determined based on the closing value of the index on the final valuation date. You will not benefit from the closing value of the index at any time other than on the final valuation date. As a result, even if the closing value of the index increases, remains steady or decreases only slightly during the term of the notes, you still could lose some or all of your investment if the closing value of the index declines on the final valuation date. This could occur if, among other reasons, the index is experiencing high volatility because of market, economic or political events on or near the final valuation date.

There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses

The notes will not be listed on any securities exchange, and there may be little or no secondary market for the notes. Nomura Securities International, Inc. and other affiliates of ours currently intend to make a market for the notes, although they are not required to do so. Nomura Securities International, Inc. or any other affiliate of ours may stop any such market-making activities at any time. Even if a secondary market for the notes develops, it may not provide significant liquidity and the notes may not trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

If you sell your notes before the maturity date, you may have to do so at a substantial discount from the issue price and as a result you may suffer substantial losses.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

In addition to our and Nomura’s creditworthiness, a number of other economic and market factors will influence the value of the notes. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following factors, which are beyond our control, may among others, influence the market value of your notes:

•	value and volatility of the index;

•	supply and demand for the notes, including inventory positions with Nomura Securities International, Inc. or any other market-maker;

•	the time to maturity of the notes;

•	changes in the volatility of the Japanese yen/U.S. dollar exchange rate and the correlation between that exchange rate and the index level;

•	interest and yield rates in the market generally and expectations about future interest and yield rates; and

•	economic, financial, political, regulatory or judicial events that affect the debt and equity markets generally.

PS-8

Each of these factors may influence the market value of your notes if you sell your notes before maturity. If you sell your notes prior to maturity, you may receive less than the principal amount of your notes.

Non-U.S. Investors May Be Subject to Certain Additional Risks

The notes will be denominated in U.S. dollars. If you are a non-U.S. investor who purchases the notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value or price of, or income on, your investment.

The accompanying prospectus, the accompanying product prospectus supplement and this pricing supplement contain a general description of certain U.S. tax considerations relating to the notes under “United States Taxation” in the accompanying prospectus and under “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement and in this pricing supplement. If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the notes and receiving payments of principal or other amounts under the notes.

The Tax Consequences of an Investment in the Notes Are Uncertain

Significant aspects of the tax treatment of the notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. We do not plan to request a ruling from the Internal Revenue Service (“IRS”) regarding the tax treatment of the notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement. Please read carefully the discussion under “Supplemental Discussion of U.S. Federal Income Tax Consequences” below, the section “United States Taxation” in the accompanying prospectus, and the section “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement. You should consult your tax advisor about your own tax situation.

In 2007, the IRS released a notice that may affect the taxation of holders of the notes. According to the notice, the IRS and the Treasury Department are actively considering, among other things, whether holders of instruments such as the notes should be required to accrue ordinary income on a current basis, whether gain or loss recognized upon the sale, exchange or maturity of such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code of 1986, as amended, should be applied to such instruments. Similarly, the IRS and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could, in any case, increase the likelihood that you will be required to accrue income over the term of an instrument such as the notes even though you will not receive any payments with respect to the notes until maturity or earlier sale or exchange. The outcome of this process is uncertain. You should consult your tax advisor as to the possible alternative treatments in respect of the notes.

Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders of the notes purchased after the bill was enacted to accrue interest income over the term of the notes despite the fact that there will be no interest payments over the term of the notes. It is not possible to predict whether a similar or identical bill will be enacted in the future and whether any such bill would affect the tax treatment of your notes.

Holders are urged to consult their tax advisors concerning the significance and the potential impact of the above considerations. Except to the extent otherwise required by law, we intend to treat your notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” on page PS-18 unless and until there is a change in law or the Treasury Department and IRS determine that some other treatment is more appropriate.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA,” or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

PS-9

HYPOTHETICAL EXAMPLES OF CASH SETTLEMENT AMOUNTS

The examples set forth below are included for illustrative purposes only. The hypothetical initial and final values of the index used to illustrate the calculation of the hypothetical cash settlement amounts at maturity are neither estimates nor forecasts of the closing value of the index on the trade date, on the final valuation date or on any trading day prior to the maturity date. The hypothetical values shown below have been chosen arbitrarily and are not associated with Nomura Research forecasts and should not be taken as indicative of the future closing values of the index. The actual market value of the notes on the maturity date or at any other time, including any time you may wish to sell the notes, may bear little relation to the hypothetical cash settlement amounts shown below, and these amounts should not be viewed as an indication of the financial return on an investment in the notes.

The following examples represent hypothetical cash settlement amounts for each $1,000 in principal amount of the notes based on a range of hypothetical final values of the index (expressed as a percentage of the initial value of the index). The following examples reflect a participation trigger that occurs if the final value of the index is less than 75% of the initial value of the index. The following examples also assume that the notes are purchased on the original issue date and held to the maturity date, that there have been no dilution events or changes in or affecting the index, and that no market disruption events have occurred. If a participation trigger occurs, you could lose all or a substantial portion of your investment in the notes.

Hypothetical Final Value of the Index (Expressed as a Percentage of the Initial Value of the Index)	Cash Settlement Amount at Maturity per $1,000 Principal Amount
150%	$1,385.46
140%	$1,385.46
130%	$1,375.00
120%	$1,250.00
110%	$1,125.00
100%	$1,000.00
90%	$1,000.00
80%	$1,000.00
75%	$1,000.00
74%	$740.00
70%	$700.00
60%	$600.00
50%	$500.00
40%	$400.00
30%	$300.00
20%	$200.00
10%	$100.00
0%	$0.00

We cannot predict the actual final value of the index or what the market value of your notes will be on any particular trading day; nor can we predict the relationship between the closing value of the index and the market value of your notes at any time prior to the maturity date. The actual cash settlement amount, if any, that you will receive at maturity and the rate of return on the notes will depend on the actual initial value of the index and the actual final value of the index on the final valuation date. Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the amount of cash, if any, to be paid in respect of the notes on the maturity date may be very different from the information reflected in the table above.

PS-10

DESCRIPTION OF YOUR NOTES

General

The notes are fully and unconditionally guaranteed by Nomura and are therefore senior unsecured debt obligations of Nomura. We are not a bank, and the notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

The notes will be issued only in global form through DTC (including through its indirect participants Euroclear and Clearstream, as described under “Description of Debt Securities and Guarantee—Legal Ownership and Book-Entry Issuance—Global Security” in the accompanying prospectus).

Payment at Maturity

The cash settlement amount you will receive on the maturity date (subject to postponement as described below) will depend on the reference asset performance (including whether the participation trigger has occurred). The cash settlement amount that will be paid for each $1,000 principal amount of the notes on the maturity date will be an amount in cash equal to:

•	if the reference asset performance on the final valuation date is greater than 0%, the sum of (x) $1,000 and (y) the product of (i) $1,000, (ii) the upside participation rate and (iii) the reference asset performance; provided that in no event will the cash settlement amount exceed the cap of $1,385.46;

•	if the reference asset performance on the final valuation date is equal to or less than 0% and a participation trigger has not occurred, $1,000; or

•	if the reference asset performance on the final valuation date is less than 0% and a participation trigger has occurred, the sum of (x) $1,000 and (y) the product of (i) $1,000 and (ii) the reference asset performance.

A participation trigger will occur if the final value of the index is less than 75% of the initial value (i.e., if the reference asset performance on the final valuation date is less than -25%). The reference asset performance on the final valuation date will be equal to (i)(a) the final value minus (b) the initial value, divided by (ii) the initial value, expressed as a positive or negative percentage.

Final Valuation Date; Effect of Market Disruption Events; Adjusted Maturity Date

The final valuation date will be November 6, 2017. If, on that date, the calculation agent determines that a market disruption event with respect to the index occurs or is continuing on a day that would otherwise be the final valuation date or that such day is not a trading day, the closing value of the index for such day will be the closing value of the index on the first following trading day on which the calculation agent determines that no market disruption event with respect to the index occurs or is continuing. In no event, however, will the final valuation date be postponed by more than eight scheduled trading days.

If the final valuation date is postponed to the last possible day, and the calculation agent determines that a market disruption event occurs or is continuing on such last possible day, or that such day is not a trading day, such day will nevertheless be the final valuation date, and the closing value of the index will be determined (or, if not determinable, estimated by the calculation agent in a manner which it, in its sole discretion, considers commercially reasonable under the circumstances) by the calculation agent on that eighth scheduled trading day, regardless of the occurrence or continuation of a market disruption event on that day. In such an event, the calculation agent will make a commercially reasonable estimate in its sole discretion of the closing value of the index that would have prevailed in the absence of the market disruption event or non-trading day.

In the event that the final valuation date is postponed as described above, the maturity date will also be postponed such that the maturity date is three scheduled trading days following the postponed final valuation date, unless that date is not a business day, in which case the maturity date will be the next following business day. In such a case, you may not receive the cash settlement amount, if any, that we are obligated to deliver on the maturity date until several days after the originally scheduled stated maturity date. No interest will accrue from and including the originally scheduled stated maturity date to and including the postponed maturity date.

For a description of market disruption events, please see “General Terms of the Note—Market Disruption Events—Reference Assets Consisting of an Index” in the accompanying product prospectus supplement.

No Interest Payment

You will not receive any interest payment on your notes.

U.S. Tax Characterization

In the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, we and the holders agree to characterize and treat the notes as a pre-paid derivative contract with respect to the reference asset. Please refer to “Supplemental Discussion of U.S. Federal Income Tax Consequences” below for a discussion of the U.S. tax consequences for holders of the notes.

PS-11

Nikkei 225 Index

The Nikkei Stock Average (more commonly known as the Nikkei 225 Index), which we refer to as the index, is a stock index calculated, published and disseminated daily by Nikkei Inc. (“NKI”), through numerous data vendors, newspapers and other news media and on NKI’s website. According to NKI, the index has been widely followed throughout its history of over 60 years as a barometer of the Japanese equity markets as well as the Japanese economy. The index was originally calculated by the Tokyo Stock Exchange but has been calculated by NKI since 1970. Since January 2010, the index has been calculated every 15 seconds during the trading hours of the Tokyo Stock Exchange, starting at 9:00:15 am (Tokyo time) on each trading day.

More information about the index can be found on NKI’s website at: http://indexes.nikkei.co.jp/en/nkave. We are not incorporating by reference the foregoing website or any information it includes in this pricing supplement. NKI is under no obligation to continue to publish the index and may discontinue the index at any time as further described below. Although the index is calculated and maintained in accordance with the information provided in the Nikkei Stock Average Index Guidebook (the “Index Guide”) maintained on NKI’s website, NKI has discretion to take measures it deems appropriate upon the occurrence of events which are not covered in the Index Guide or in circumstances where it is difficult to continue to calculate the index using the rules described in the Index Guide.

The index is comprised of 225 highly liquid stocks listed on the Tokyo Stock Exchange First Section and its constituents are selected by NKI by considering the weights of the industrial sectors as more fully described below. The real-time price return Japanese yen value of the index is reported by Bloomberg under the ticker symbol “NKY”.

NKI maintains an industry classification system of 36 industries, which it reclassifies into six industry sectors for purposes of the index. The six industry sectors, and the underlying 36 industry classifications, are:

• Technology	Pharmaceuticals, Electric Machinery, Automobiles & Automobile Parts, Precision Instruments and Communications;

• Financials	Banking, Other Financial Services, Securities and Insurance;

• Consumer Goods	Fishery, Foods, Retail and Services;

• Materials	Mining, Textiles & Apparel, Pulp & Paper, Chemicals, Petroleum, Rubber, Glass & Ceramics, Steel, Nonferrous Metals and Trading Companies;

• Capital Goods/Others	Construction, Machinery, Shipbuilding, Transportation Equipment, Other Manufacturing and Real Estate; and

• Transportation and Utilities	Railway & Bus, Land Transport, Marine Transport, Air Transport, Warehousing, Electric Power and Gas.

As of October 1, 2014, these sectors had the following weights in the index: Technology (44.82%), Financials (3.40%), Consumer Goods (20.20%), Materials (16.17%), Capital Goods/Others (12.08%) and Transportation and Utilities (3.35%). Percentages may not sum to 100% due to rounding. Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

As of October 1, 2014, the top ten constituents of the index and their respective weights were:

Company	Weight (%)
Fast Retailing Co. Ltd.	8.98%
Softbank	5.63%
Fanuc Corp.	4.83%
KDDI Corp.	3.23%
Kyocera Corp.	2.46%
Astella Pharma	1.99%
Honda Motor Co. Ltd.	1.83%
Shin-Etsu Chemical Co., Ltd.	1.74%
Tokyo Electron Ltd.	1.73%
Daikin Industries Ltd.	1.62%

The information in the table and paragraph above was derived from sources we deem reputable but without independent verification by us. The other information above and below was derived from English language documents and other English language

PS-12

materials on NKI’s website but without independent verification by us. Please note that in any case where differences arise between the English version of the Index Guide and the original Japanese version, the original Japanese document will prevail.

Construction of the Index

In order to be eligible for the index, a stock must be an ordinary share of a domestic company listed on the Tokyo Stock Exchange First Section. Non-ordinary shares such as exchange-traded funds, real estate investment trusts, preferred stock, preferred securities and tracking stocks are not eligible. The constituents of the index are reviewed once each year (the “periodic review”) and changes are typically implemented on the first trading day of October unless significant corporate events near that date affecting constituents require earlier implementation. The purpose of the review is to maintain the index’s long-term continuity and to reflect changes in industry structure. The review focuses on liquidity and industry sector balance.

In assessing the liquidity of a constituent or potential constituent, NKI considers two factors, trading value and magnitude of price fluctuation by volume. The latter factor is calculated by dividing the constituent’s high price by its low price and then dividing the result by the trading volume. After performing the liquidity review, the top 450 stocks listed on the Tokyo Stock Exchange First Section are ranked by liquidity. Any current constituent not on the list is deleted, and the top 75 stocks are retained or added.

Next, the representation of the six industry sectors in the group of 450 is determined by calculating the number of stocks in each sector among the group of 450. This number is divided in half to determine the appropriate number of constituents among the 225, and stocks that are the highest liquidity stocks in the sector are added or the lowest liquidity stocks in the sector are deleted to achieve a group of 225 with the appropriate sector balance.

Finally, the proposed additions and deletions are presented to NKI’s index committee and, after incorporating any comments from the committee, the final 225 are determined and announced.

Calculation Methodology for the Index

The index is calculated as a weighted price average index where the sum of the constituent stock prices (as adjusted by the presumed par value) is divided by the divisor.

The constituent stock price used in the calculation is typically the traded price of the constituent. In some cases, however, the Tokyo Stock Exchange publishes a special quote for the constituent, and the special quote price will be used. When this occurs, the special quote tends to be, but is not always, an intraday price. If neither a special quote price or a traded price is available, NKI will use the base price, which is usually the price used in calculating the closing index on the prior day. In the case of a stock that is trading ex-rights for the first time on that day, however, NKI calculates an ex-rights theoretical price based on the prior day’s price and the appropriate adjustment to reflect the change in the stock. Ex-dividends are not treated as ex-rights, and therefore NKI does not adjust for dividends, in calculating the index.

The presumed par value of the constituent is intended to reflect the historical basis on which the stock is traded. Japanese law abolished the concept of par value for stocks in 2001, but many stock prices reflect the former par value, such as 50, 500 or 50,000 yen. For example, stocks traded in units of 1 share (ex-par value of 50,000 yen) and stocks traded in units of 100 or 1,000 shares have different price levels. Therefore, in order to calculate the index on a consistent basis, NKI adjusts the constituent prices, usually to a presumed par value of 50 yen. However, not all constituents have a presumed par value of 50 yen—presumed par values of current constituents range from 25 yen to 500 yen. The presumed par value for each constituent is published on NKI’s website referred to above.

The presumed par value also may be adjusted to reflect large scale stock splits or reverse splits. In these situations, NKI believes a divisor adjustment will not ensure continuity of the index. Instead, NKI adjusts the presumed par value or, in some cases, the constituent stock price. For example, if a stock with a presumed par value of 50 yen splits 1 to 2, the presumed par value will be changed to 25 yen. In calculating the index, the constituent stock price will be doubled to reflect the 50 yen par value basis for calculating the index. In the case of a small scale split (such as a split of 1 to 1.1), the divisor will be adjusted instead of the presumed par value.

As noted above, the index is an adjusted weighted price average index, where the weight is based on the presumed par value. The divisor is intended to maintain the continuity of the index and is the denominator of the fraction used to calculate the average. The divisor was initially the number of constituents, but has been changed over time to reflect stock splits, reverse splits, paid-in capital increases and other changes in the constituents.

When a stock splits or reverse splits, the level of paid-in capital increases, or other non-market corporate events affect the constituents, the level of stock price changes. In addition, when constituents are changed, the sum of stock prices (the numerator of the fraction prior to adjustment) changes based on the prices of additions and deletions. Therefore, the divisor is changed, except in the case of large scale splits and reverse splits where the presumed par value is changed as discussed above.

PS-13

The divisor for the next index day is calculated as the product of the current day’s divisor times a fraction, the numerator of which is the sum of the base prices for the next day’s constituents and the denominator of which is the sum of the current day’s constituents’ closing prices used to calculate the index. The base prices for the next day’s constituents are calculated as follows:

•	The base price for stocks the prices of which are not changed based on non-market events will be the same as the current day’s price used in calculating the closing index.
•	The base price for stocks the presumed par value of which will be changed will be the same as the current day’s price used in calculating the closing index.
•	The base price for stocks the prices of which will change for non-market reasons will be a theoretical price calculated based on the current day’s prices and the change in the stock.
•	The base price for stocks to be newly added to the index will be the prices calculated for those stocks as if they were current constituents as discussed above.

As of November 4, 2014, the divisor of the index was 25.473. The divisor is published on each Tokyo Stock Exchange trading day on NKI’s website. For additional information about the divisor, as well as calculation examples of divisor changes, please see the Index Guide on NKI’s website, which is referred to above.

Extraordinary Replacement

In addition to the periodic review that takes place annually, changes to index constituents may also be made as follows:

•	Stocks delisted or designated as “securities to be delisted” from the Tokyo Stock Exchange First Section as a result of bankruptcy, including filing under the Corporate Reorganization Act or Civil Rehabilitation Act, or liquidation, and stocks of companies undergoing corporate restructuring, including mergers, share exchanges and share transfers, and stocks delisted due to liabilities exceeding assets and stocks transferred to the Tokyo Stock Exchange Second Section will be deleted from the index.
•	Stocks that are designated by the Tokyo Stock Exchange as “securities under supervision” become deletion candidates, but deletion is not automatic and the sustainability and probability of deletion will be considered in determining whether to delete the stock from the index.
•	If a stock has been deleted based on an event described above, a constituent addition will typically take place by selecting the highest liquidity stock on the periodic review liquidity list from the same sector. However, if a deletion is scheduled close to a periodic review, the periodic review process will be followed to select new constituents rather than referring to the last periodic review list; if there are multiple deletions in a short period of time, the liquidity and sector balance portions of the periodic review rules may be followed.
•	Where (i) a constituent is merged and delisted or (ii) a newly established listed parent company receives its shares by transfer or exchange from another constituent, the delisted stock may be replaced by the successor company’s stock if it is or will be listed within a short period on the Tokyo Stock Exchange First Section. In the case of spin offs where multiple companies remain listed on the Tokyo Stock Exchange First Section, the stock of the company that succeeds to the major operations of the former company will become a constituent.

Except as described above, there is no process for adding new constituents to the index other than the periodic review. Deletions from and additions to the index are generally effective on the same day, although in the case of sudden events, such as bankruptcy, there may be a short announcement period before the deletion is effective.

License Agreement between NKI and Nomura Securities International, Inc.

Nomura Securities International, Inc. has entered into a non-exclusive license agreement with NKI whereby Nomura America Finance, LLC, in exchange for a fee, is permitted to use the index in connection with the offer and sale of the notes. Any intellectual property rights relating to the index and the methodology used to calculate the index belong to NKI. Nomura America Finance, LLC is not affiliated with NKI; the only relationship between NKI and Nomura America Finance, LLC is the licensing of the use of the index and trademarks relating to the index. The license agreement does not provide any rights to third parties.

NKI is under no obligation to continue the calculation and dissemination of the index, and may suspend or cease the announcement of the index. The notes are not sponsored, endorsed, sold, marketed or otherwise promoted by NKI. No inference should be drawn from the information contained herein that NKI makes any representation or warranty, express or implied, to us or any holder of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes in particular or the ability of the index to track generally stock market performance.

NKI determines, composes and calculates the index without regard to the notes. NKI has no obligation to take into account your interest, or that of anyone else having an interest, in the notes in determining, composing or calculating the index or any successor index. NKI is not responsible for and has not participated in the determination of the terms, prices or amount of the notes and will not be responsible for or participate in any determination or calculation regarding the principal amount of the notes payable at maturity. NKI has no obligation or liability in connection with the administration, marketing or trading of the notes.

PS-14

Neither NKI nor any of its affiliates accepts any responsibility for the calculation, maintenance or publication of the index. NKI disclaims all responsibility for any errors, omissions, delays and interruptions in the calculation and dissemination of the index or the manner in which the index is applied in determining the level of the index or any amount payable upon maturity of the notes. NKI has the right to change the description of the stocks included in the index, the methodology for calculating the index, and any other details relating to the index.

NKI DOES NOT GUARANTEE THE ACCURACY OR THE COMPLETENESS OF THE NIKKEI 225 INDEX OR ANY DATA INCLUDED IN THE NIKKEI 225 INDEX. NKI ASSUMES NO LIABILITY FOR ANY ERRORS OR OMISSIONS.

We have derived the information about the index sponsor and the index from publicly available information, without independent verification.

PS-15

HISTORICAL INFORMATION

NIKKEI 225 Index

The closing value of the index has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing value of the index during any period shown below is not an indication that the closing value of the index is more or less likely to increase or decrease at any time during the term of the notes. You should not take the historical closing value of the index as an indication of future performance. We cannot give you any assurance that the future performance of the index will result in your receiving any payments on the notes or that you will not lose your entire investment in the notes.

Neither we nor any of our affiliates makes any representation to you as to the performance of the index. The actual performance of the index over the life of the notes, as well as the amount payable at maturity, if any, may bear little relation to the historical index closing values shown below.

The following table sets forth the published high, low and end of quarter closing values of the index for each calendar quarter from 2011 through a recent date, and the following graph sets forth the historical levels of the index from the beginning of 2011 through a recent date.

We obtained the information in the table and graph below from Bloomberg Financial Services without independent verification. The historical closing values of the reference asset set forth below should not be taken as an indication of future performance. We cannot give you any assurance that the closing value will not fall below the participation trigger on the final valuation date, or that the payment amount at maturity will be greater than zero.

Quarterly High, Low and Quarter End Closing Values of the Index, 2011-Current

Quarter/Period Start Date	Quarter/Period End Date	High Closing Value of the Index	Low Closing Value of the Index	Quarter/Period End Closing Value of the Index
1/1/2011	3/31/2011	10,857.53	8,605.15	9,755.10
4/1/2011	6/30/2011	10,004.20	9,351.40	9,816.09
7/1/2011	9/30/2011	10,137.73	8,374.13	8,700.29
10/1/2011	12/31/2011	9,050.47	8,160.01	8,455.35
1/1/2012	3/31/2012	10,255.15	8,378.36	10,083.56
4/1/2012	6/30/2012	10,109.87	8,295.63	9,006.78
7/1/2012	9/30/2012	9,232.21	8,365.90	8,870.16
10/1/2012	12/31/2012	10,395.18	8,534.12	10,395.18
1/1/2013	3/31/2013	12,635.69	10,486.99	12,397.91
4/1/2013	6/30/2013	15,627.26	12,003.43	13,677.32
7/1/2013	9/30/2013	14,808.50	13,338.46	14,455.80
10/1/2013	12/31/2013	16,291.31	13,853.32	16,291.31
1/1/2014	3/31/2014	16,121.45	14,008.47	14,827.83
4/1/2014	6/30/2014	15,376.24	13,910.16	15,162.10
7/1/2014	9/30/2014	16,374.14	14,778.37	16,173.52
10/1/2014	11/4/2014	16,862.47	14,532.51	16,862.47

PS-16

PS-17

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

This section supplements the discussion under “United States Taxation” in the accompanying prospectus and the discussion under “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement and is subject to the limitations and exceptions therein.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF HAVING AGREED TO THE REQUIRED TAX TREATMENT OF YOUR NOTES DESCRIBED BELOW AND AS TO THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS TO YOUR INVESTMENT IN YOUR NOTES.

United States Holders

This subsection applies to you only if you are a United States holder (as defined in the accompanying prospectus) and you hold your notes as a capital asset for tax purposes.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to characterize and treat the notes for all tax purposes as a pre-paid derivative contract with respect to the reference asset and the terms of the notes require you and us—in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary—to so characterize and treat the notes. Except as otherwise stated below, the discussion herein assumes that the notes will be so treated.

If the notes are so characterized and treated (and such characterization and treatment is respected by the IRS, you should generally recognize capital gain or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference between the amount you receive at such time and your tax basis in the notes. In general, your tax basis in your notes will be equal to the price you paid for them. Capital gain of a non-corporate United States holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations.

Alternative Treatments. There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the IRS might assert that treatment other than that described above is more appropriate. For example, the IRS could treat your notes as a single debt instrument subject to special rules governing contingent payment debt instruments. If the notes are so treated, you would be required to accrue interest income over the term of your notes based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your notes. You would recognize gain or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted tax basis in your notes. In general, your adjusted tax basis in your notes would be equal to the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes. Any gain you recognize upon the sale, exchange or maturity of your notes would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your notes, and thereafter would be capital loss.

Because of the absence of authority regarding the appropriate tax characterization of your notes, it is possible that the IRS could seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above. For example, the IRS could possibly assert that (i) you should be treated as owning the reference asset, (ii) any gain or loss that you recognize upon the sale, exchange or maturity of your notes should be treated as ordinary gain or loss, (iii) you should be required to accrue income over the term of the notes, or (iv) you should be required to recognize gain on all or a part of your notes upon a rebalancing of all or a part of the reference asset. You should consult your tax advisor as to the tax consequences of such characterizations and any possible alternative characterizations of your notes for U.S. federal income tax purposes.

In 2007, the IRS released a notice that may affect the taxation of holders of the notes. According to the notice, the IRS and the Treasury Department are actively considering, among other things, whether holders of instruments such as the notes should be required to accrue ordinary income on a current basis, whether gain or loss recognized upon the sale, exchange, or maturity of such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code of 1986, as amended, might be applied to such instruments. Similarly, the IRS and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income over the term of an instrument such as the notes even though you will not receive any payments with respect to the notes until maturity or earlier sale or exchange. You should consult your tax advisor as to the possible alternative treatments in respect of the notes.

Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders of the notes purchased after the bill was enacted to accrue interest income over the term of the notes despite the fact that there will be no interest payments over the term of the notes. It is not possible to predict whether a similar or identical bill will be enacted in the future and whether any such bill would affect the tax treatment of your notes.

PS-18

Medicare Tax

For taxable years beginning after December 31, 2012, a United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the United States holder’s “net investment income” for the relevant taxable year and (2) the excess of the United States holder’s modified gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include any gain that you recognize upon the sale or maturity of the notes unless such gain is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your notes.

United States Alien Holders

This subsection applies to you only if you are a United States alien holder, as defined in the accompanying prospectus. If you are a United States holder, this subsection does not apply to you.

If you are a United States alien holder and the notes are treated for tax purposes as a pre-paid derivative contract with respect to the reference asset, as discussed above, you should not be subject to U.S. withholding tax with respect to payments on your notes.

As discussed above, alternative treatments of the notes for U.S. federal income tax purposes are possible. Should an alternative treatment of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the notes to become subject to withholding tax, and we are the withholding agent with respect to such payments, we will withhold tax at the applicable statutory rate (or the lower rate under an applicable treaty). If the notes are recharacterized as debt, this withholding may be avoided if you qualify for the portfolio interest exemption and provide appropriate documentation. Prospective United States alien holders of the notes should consult their own tax advisors in this regard.

Backup Withholding and Information Reporting

Notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to apply the information reporting and backup withholding rules that are described under “United States Taxation—Backup Withholding and Information Reporting” in the accompanying prospectus to any payments made on your notes.

PS-19

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of Nomura and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the notes. These exemptions are PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of the notes, provided that neither Nomura nor any of its subsidiaries or affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither Nomura nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) (or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by Nomura or any of its affiliates of any rights in connection with the notes, and no advice provided by Nomura or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan), and propose to invest in the notes, you should consult your legal counsel.

PS-20

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Nomura Securities International, Inc. (the “distribution agent”), and the distribution agent has agreed to purchase from us, the aggregate principal amount of the notes specified on the front cover of this pricing supplement. The distribution agent has agreed to purchase the notes from us at 97.20% of the principal amount, resulting in aggregate proceeds to us of $12,247,200. The distribution agent’s commission is equal to 2.80%, or $352,800 in the aggregate. The distribution agent will offer the notes to which this pricing supplement relates to the public at the public offering price set forth on the front cover of this pricing supplement and to certain dealers at such price less a concession not in excess of 2.80% of the principal amount of the notes. If all of the notes are not sold at the original issue price, the distribution agent may change the offering price and the other selling terms. We estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $50,000.

To the extent the distribution agent resells notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an “underwriter” of the notes as such term is defined in the Securities Act of 1933, as amended. If the distribution agent is unable to sell all the notes at the public offering price, the distribution agent proposes to offer the notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

In the future, the distribution agent may repurchase and resell the notes in market-making transactions. For more information about the plan of distribution, the distribution agreement (of which the terms agreement forms a part) and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

The distribution agent is our affiliate and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. The distribution agent is not permitted to sell notes in this offering to any account over which it exercises discretionary authority without the prior specific written approval of the account holder.

The distribution agent and/or its affiliates have performed, and in the future may provide, investment banking and advisory services for us from time to time for which they have received, and expect to receive, customary fees and commissions. The distribution agent and its affiliates may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business.

We expect delivery of the notes will be made against payment therefor on or about the original issue date specified above.

PS-21